UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports Fourth Quarter and Full Year Results

4Q17 Net Income reached R$188.9 million, up 391% yoy, and

Full year net income reached R$478.8 million, up 276% yoy

São Paulo, March 08, 2018 – PagSeguro Digital Ltd. (the “Company”) announced today its fourth quarter and full year results for the period ended December 31, 2017. The Company´s consolidated financial statements are presented in Reais (R$), unless otherwise indicated, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Fourth Quarter 2017 Financial & Operational Highlights:

•	R$13.6 billion in total payment volume (TPV), up 183.4% year-on-year

•	Active merchants in the last 12 months of 2.8 million, up 97.8% year-on-year, with growth of 1.4 million net new merchants

•	R$831.0 million in total net revenue*, up 118.1% year-on-year

•	R$188.9 million in net income, up 390.6% year-on-year

•	Net Margin of 22.7%, up 12.6 percentage points year-on-year

Full Year 2017 Financial & Operational Highlights:

•	R$38.5 billion in total payment volume (TPV), up 173.2% year-on-year

•	R$2.5 billion in total net revenue*, up 121.7% year-on-year

•	R$478.8 million in net income, up 276.4% year-on-year

•	Net Margin of 19.0%, up 7.8 percentage points year-on-year

Main Operational and Financial Indicators (R$ millions)	4Q17	4Q16	Var.%	2017	2016	Var.%
TPV	13,641.1	4,813.2	183.4%	38,476.8	14,085.1	173.2%
Active Merchants (LTM)	2,791.2	1,410.8	97.8%	2,791.2	1,410.8	97.8%

Total Net Revenue*	831.0	381.0	118.1%	2,523.4	1,138.4	121.7%
Net Income	188.9	38.5	390.6%	478.8	127.2	276.4%

Net Margin (%)	22.7%	10.1%	12.6 pp	19.0%	11.2%	7.8 pp

*	Total revenue and income

4Q17 and Full Year Results

Financial Discussion:

Total Net revenue*

Total net revenue*, which includes revenue from transaction activities and other services, revenue from sales and financial income amounted to R$2,523.4 million in 2017, an increase of 121.7 % from R$1,138.4 million in 2016.

Revenue from transaction activities and other services

Net revenue from transaction activities and other services in 2017 amounted to R$1,224.3 million, an increase of R$744.2 million, or 155.0%, from R$480.0 million in 2016.

The year-on-year increase was mainly due to a continued increase in our customer base and TPV.

Net revenue from transaction activities and other services during 2017 increased by a lesser percentage than our TPV, which increased to R$38.5 billion from R$14.1 billion in 2016 or 173.2%. This fact was mainly due to the higher proportion of debit card transactions in our TPV in 2017 as compared to 2016.

Revenue from sales

Net revenue from sales in 2017 amounted to R$471.9 million, an increase of R$211.3 million, or 81.1%, from R$260.6 million in 2016. However, in relative terms, the share from POS sales has decreased from 23% in 2016 to 19% in 2017. In addition, in 4Q17 the share of POS device sales has decreased to 13% from 25% in 4Q16.

Financial income

Financial income, which represents the finance discount we withhold from the early payment of receivables on the 2nd through the 12th installment, amounted to R$818.6 million in 2017, an increase of R$426.2 million, or 108.6% from R$392.4 million in 2016.

The year-on-year growth in this activity was due to growth in our TPV.

Other financial income

Other financial income amounted to R$8.6 million in 2017, an increase of R$3.2 million, or 60.7% from R$5.3 million in 2016.

Expenses

Total expenses amounted to R$1,839.9 million in 2017, an increase of R$856.9 million, or 87.2% from R$983.0 million in 2016. As a percentage of our Total revenue and income, our total expenses in 2017 decreased by 13.4 percentage points, to 72.9% in 2017 from 86.3% in 2016.

*Total revenue and income

4Q17 and Full Year Results

Cost of sales and services

Cost of sales and services amounted to R$1,324.4 million in 2017, an increase of R$700.7 million, or 112.4% from R$623.7 million in 2016. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted a decrease of 6.1 percentage points, to 78.1% from 84.2% in 2016.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 67.8% from 74.5% in 2016. This decrease reflected ongoing economies of scale due to growth in our TPV.

Our Cost of sales, expressed as a percentage of our Net revenue from sales, posted a slight increase to 104.8% in 2017 from 102.0% in 2016.

Selling expenses

Our Selling expenses amounted to R$245.8 million in 2017, an increase of R$45.8 million, or 22.9% from R$199.9 million in 2016. As a percentage of our Total revenue and income, our Selling expenses decreased by 7.9 percentage points, to 9.7% in 2017 from 17.6% in 2016. Our Marketing and advertising costs, while increased in absolute terms, decreased significantly as a percentage of Total revenue and income due to TPV growth.

Administrative expenses

Our Administrative expenses amounted to R$153.2 million in 2017, an increase of R$68.7 million, or 81.4%, from R$84.5 million in 2016. This increase was mainly due to an increase in personnel costs, bank and consulting fees. As a percentage of our Total revenue and income, our Administrative expenses decreased by 1.3 percentage points, to 6.1% in 2017 from 7.4% in 2016.

The reduction in the level of our Administrative expenses as a percentage of our Total revenue and income over the last three years reflects the scalable nature of our business.

Financial expenses

Our Financial expenses amounted to R$104.5 million in 2017, an increase of R$36.2 million, or 53.1%, from expenses of R$68.3 million in 2016.

Expressed as a percentage of our Financial income, our Financial expenses represented 12.8% in 2017 and 17.4% in 2016.

Other (expenses) income, net

Our Other (expenses) income, net, recorded expenses of R$12.0 million in 2017. This net amount principally reflected expenses related to contingency proceedings during the year.

Profit before income taxes

Profit before income taxes amounted to R$683.5 million in 2017, an increase of R$528.1 million, or 340.0%, from R$155.4 million in 2016. The increase was due to growth in our Total revenue and income.

4Q17 and Full Year Results

Income tax and social contribution

Income and social contributions tax amounted to expenses of R$204.7 million in 2017, an increase of R$177.1 million from expenses of R$27.6 million in 2016.

This total item consists of Current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which applies to investments made in innovation and technology by PagSeguro Brazil.

Total effective tax rate was 30.0% in 2017, compared with 17.8% in 2016.

The increase in 2017 was due to the increase in our Profit before income taxes while the amount of our Lei do Bem tax benefits remained stable.

Net income

Net income for the year in 2017 amounted to R$478.8 million, an increase of R$351.6 million, or 276.4%, from R$127.8 million in 2016.

This increase was principally driven by the volume growth in both our net revenue items as well growth in income from our early payment of receivables and operating leverage.

New Products

In February, PagSeguro launched a new functionality for its Moderninha Pro and Moderninha Wifi devices, enabling multiple merchants to share a single point-of-sale device. With this new functionality, each terminal can serve up to six digital accounts, handling sales transactions for each account separately and allowing entrepreneurs and merchants to manage multiple businesses using a single POS device.

4Q17 and Full Year Results

In March, PagSeguro launched the Minizinha Chip, its pocket point-of-sale device, an innovative new concept for POS terminals, that combines all of the high-end functionalities such as Wifi and GPRS connection within compact hardware that can literally fit in the merchants’ pocket.

Ideal for small merchants and micro entrepreneurs seeking mobility and convenience, this pocket point-of-sale device no longer requires smartphone pairing like other traditional mobile POSs, since it comes with a SIM card and free data plan, thus improving the merchant experience.

4Q17 and Full Year Results

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on March 09th, at 09:00 am EST. The conference dial in in the US and International is 1-800-492-3904 or +1 646 828-8246. Connection in Brazil 55 11 3193-1001 or 55 11 2820-4001. Conference ID is PagSeguro.

To listen to a live webcast, please visit PagSeguro´s IR website at investors.pagseguro.com . A replay will be available on the same website following the call.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;
•	In-person payments via point of sale (POS) devices that PagSeguro Digital sell to merchants;
•	Free digital accounts;
•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and
•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers. For more information visit http://investors.pagseguro.com

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

4Q17 and Full Year Results

FULL YEAR INCOME STATEMENT – AUDITED (R$ Thousand) – IFRS

	2017	2016	%
	R$	R$
Net revenue from transaction activities and other services	1,224,261	480,025	155.0%
Net revenue from sales	471,924	260,594	81.1%
Financial income	818,624	392,429	108.6%
Other financial income	8,576	5,337	60.7%

Total revenue and income	2,523,385	1,138,385	121.7%
Cost of sales and services	(1,324,380)	(623,667)	112.4%
Selling expenses	(245,759)	(199,937)	22.9%
Administrative expenses	(153,177)	(84,461)	81.4%
Financial expenses	(104,544)	(68,301)	53.1%
Other (expenses) income, net	(12,021)	(6,660)	80.5%

PROFIT BEFORE INCOME TAXES	683,504	155,359	340.0%
Current income tax and social contribution	(214,988)	(7,431)	2793.1%
Deferred income tax and social contribution	10,278	(20,149)	-151.0%

INCOME TAX AND SOCIAL CONTRIBUTION	(204,710)	(27,580)	642.2%

NET INCOME FOR THE YEAR	478,794	127,779	274.7%

Attributable to:
Owners of the Company	478,781	127,186	276.4%
Non-controlling interests	13	593	-97.8%

4Q17 and Full Year Results

QUARTERLY INCOME STATEMENT – UNAUDITED (R$ Thousand) – IFRS

	4Q17	4Q16%
	R$	R$
Net revenue from transaction activities and other services	433,046	160,235	170.3%
Net revenue from sales	110,406	96,371	14.6%
Financial income	282,957	121,905	132.1%
Other financial income	4,639	2,486	86.6%

Total revenue and income	831,048	380,997	118.1%
Cost of sales and services	(405,965)	(188,533)	115.3%
Selling expenses	(61,653)	(100,124)	-38.4%
Administrative expenses	(45,446)	(23,773)	91.2%
Financial expenses	(40,752)	(28,761)	41.7%
Other (expenses) income, net	(6,986)	(613)	1039.6%

PROFIT BEFORE INCOME TAXES	270,247	39,193	589.5%
Current income tax and social contribution	(90,870)	8,366	-1186.2%
Deferred income tax and social contribution	9,174	(9,106)	-200.7%

INCOME TAX AND SOCIAL CONTRIBUTION	(81,696)	(740)	10940.0%

NET INCOME FOR THE PERIOD	188,551	38,453	390.3%

Attributable to:
Owners of the Company	188,941	38,453	391.4%
Non-controlling interests	(392)	—

4Q17 and Full Year Results

CASH FLOW – AUDITED (R$ Thousand) – IFRS

	2017	2016
	R$	R$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	683,504	155,359
Expenses (revenues) not affecting cash:
Depreciation and amortization	51,571	31,246
Loss of fixed assets sold	49	—
Chargebacks	47,854	31,557
Accrual/(reversal) of provision for contingencies	3,538	603
Unrealized loss on derivative instruments	—	6,613
Other financial cost, net	660	5,549
Changes in operating assets and liabilities
Note receivables	(2,060,875)	(783,954)
Inventories	(40,586)	20,181
Taxes recoverable	8,055	8,579
Other receivables	(23,495)	17,214
Other payables	(2,046)	13,491
Payables to third parties	1,776,538	620,940
Trade payables	29,531	25,430
Receivables from (payables to) related parties	(64,400)	(214,549)
Salaries and social charges	13,341	6,618
Taxes and contributions	(3,109)	3,867
Provision for contingencies	486	(42)

	420,616	(51,298)

Income tax and social contribution paid	(166,389)	(18,059)
Interest income received	208,563	1 46,346
Interest paid	(9,175)	—

NET CASH PROVIDED BY OPERATING ACTIVITIES	453,615	76,989

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	(22,225)	—
Purchases of property and equipment	(7,873)	(1,996)
Purchases and development of intangible assets	(99,673)	(70,394)
Acquisition of financial investments	(209,569)	(337,098)
Redemption of financial investments	132,107	206,190

NET CASH USED IN INVESTING ACTIVITIES	(207,233)	(203,298)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	—	199,390
Payment of borrowings	(199,480)	—
Payment of derivative financial instruments	(5,831)	—
Distribution of dividends	(54,273)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(259,584)	199,390

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,202)	73,081

Cash and cash equivalents at the beginning of the year	79,969	6,888
Cash and cash equivalents at the end of the year	66,767	79,969

4Q17 and Full Year Results

BALANCE SHEET – AUDITED (R$ Thousand) – IFRS

	2017	2016
	R$	R$
Cash and cash equivalents	66,767	79,969
Financial investments	210,103	131,239
Note receivables	3,522,349	1,715,514
Receivables from related parties	124,723	300,809
Inventories	61,609	21,023
Taxes recoverable	14,446	17,703
Other receivables	27,956	4,495

Total current assets	4,027,953	2,270,752

Judicial deposits	872	534
Prepaid expenses	160	146
Deferred income tax and social contribution	37,015	8,305
Property and equipment	10,889	4,558
Intangible assets	158,868	86,108

Total non-current assets	207,804	99,651

Total assets	4,235,757	2,370,403

	3,080,569	1,304,031
Payables to third parties	92,444	61,719
Trade payables	39,101	76,249
Payables to related parties	—	6,613
Derivative financial instruments	—	205,204
Borrowings	34,269	20,269
Salaries and social charges	52,064	6,911
Taxes and contributions	4,648	680
Provision for contingencies	—	22,243
Dividends payable and interest on own capital	15,872	15,244

Other payables
Total current assets	3,318,967	1,719,163

Deferred income tax and social contribution	42,809	24,378
Other payables	3,590	—

Total non-current assets	46,399	24,378

Share capital	524,577	524,577
Legal reserve	30,216	6,277
Equity valuation adjustments	55	—
Profit retention reserve	312,047	96,008

Equity	866,895	626,862

Non-controlling interests	3,496	—

TOTAL EQUITY	870,391	626,862

Total liability and equity	4,235,757	2,370,403

4Q17 and Full Year Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director